

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via Email
Steven W. Streit
Chairman, President and Chief Executive Officer
Green Dot Corporation
605 E. Huntington Drive, Suite 205
Monrovia, CA 91016

> **Re:     Green Dot Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 10, 2011**
> **File No. 001-34819**

Dear Mr. Streit:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.  Please revise future filings, including your next Form 10-K, to disclose your bank acquisition strategy.  In particular, disclose the ways in which you expect your business model to change as a result of the acquisition; for example, disclose whether you intend to offer loans and/or maintain a loan portfolio after the acquisition.  In addition, disclose the strategic benefits you expect to obtain as a result of the acquisition.  Provide us with your proposed revised disclosure.

2.  We note that you addressed the expected effects of the Durbin Amendment in your third-quarter earnings conference call.  Please revise future filings, including your next Form

10-K, to disclose the information provided in your earnings conference call relating to the effect the Durbin Amendment might have on your business. Provide us with your proposed revised disclosure.

Marketing to Consumers, page 6

3. It appears based on your disclosure that improving cardholder retention rates and increasing the number of repeat customers can improve revenue growth and overall profitability, and it appears that improving these metrics is an objective of management. However, we note the disclosure on page 16 indicating that many of your cardholders use their cards infrequently or do not reload their cards. Please revise future filings, including your next Form 10-K, to disclose historical retention rates and the historical percentage of repeat customers. Discuss which promotional or other programs have been successful in increasing retention rates. Provide us with your proposed revised disclosure.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Risk Factors

The industry in which we operate is highly competitive …, page 30

4. We note the disclosure in the fourth paragraph on page 30 regarding the risk related to pricing competition. It appears that certain of the competitors you identify in this risk factor currently offer GPR cards with lower fees (e.g., no activation or monthly maintenance fees) that provide features and benefits similar to those provided by your GPR cards. Please revise this risk factor in the future to disclose, if accurate, that certain GPR card issuers provide, or may provide, GPR cards that offer features and benefits similar to yours at a lower cost to consumers. Consider revising the document elsewhere to explain the extent to which you believe your pricing strategy will affect sales. For example, differentiate the services you provide from those provided by your competitors and/or explain why you believe consumers will choose your products instead of competitors' products. We note the disclosure indicating that to stay competitive, you may have to increase the incentives you offer your retail distributors and decrease the prices of your products and services. Provide us with your proposed revised disclosure.

Changes in laws and regulations to which we are subject …, page 31

5. Please revise future filings, including your next Form 10-K, to disclose whether any pending state or federal legislation, or other pending rules or restrictions, would have a negative effect on your business. For example, disclose whether any proposed legislation would limit the amount of debit card fees that can be charged and explain how such legislation could affect your business. Provide us with your proposed revised disclosure.

Steven W. Streit
Green Dot Corporation
January 3, 2012
Page 3


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief